Mail Stop 4561

July 28, 2008

Stacie K. Yamane
Chief Financial Officer
KBS Real Estate Investment Trust, Inc.
620 Newport Center Drive
Suite 1300
Newport Beach, CA 92660

> **Re:** **KBS Real Estate Investment Trust, Inc.**
> **Form 10-K for Fiscal Year Ended**
> **December 31, 2007**
> **Filed March 31, 2008**
> **Form 10-Q for Quarterly Period Ended**
> **March 31, 2008**
> **Filed May 15, 2008**
> **File No. 000-52606**

Dear Ms. Yamane:

We have reviewed your response letter dated July 22, 2008 and have the following additional comment. If you disagree with our comment, we will consider your explanation as to why our comment is not applicable. Please be as detailed as necessary in your explanation.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended December 31, 2007

Financial Statements

Notes to Consolidated Financial Statements

3. Real Estate

Real Estate Acquisitions During the Year Ended December 31, 2007, page F-20

1.   We note your response to our prior comment two. It appears that your disclosures
        do not meet all the requirements of paragraphs 51e and 52a of SFAS 141, nor are
        the disclosures presented in a way that allows the readers to easily discern the
        required information. As such, please revise your disclosures in future filings to
        ensure compliance with paragraphs 51e and 52a of SFAS 141 or tell us why such
        revisions are not necessary.

                                        *   *   *   *

        Please respond to this comment within 10 business days or tell us when you will
provide us with a response. Please submit your response letter on EDGAR. You may
contact Jennifer Monick, Staff Accountant at (202) 551-3295, or the undersigned at (202)
551-3629 if you have questions.

                                                        Sincerely,

                                                        Kevin Woody
                                                        Branch Chief